UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Freight Technologies, Inc.

(Name of Issuer)

Ordinary Shares, par value $1.10

(Title of Class of Securities)

G51413105

(CUSIP Number)

May 17, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G51413105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW Opportunities Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 231,395*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 231,395*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,395*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G51413105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Freight Opportunities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 231,395*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 231,395*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,395*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G51413105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATW Partners Opportunities Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 231,395*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 231,395*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,395*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IA,OO

CUSIP No. G51413105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Antonio Ruiz-Gimenez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 231,395*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 231,395*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,395*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. G51413105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Propper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 231,395*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 231,395*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,395*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. G51413105

Item 1.

(a)	Name of Issuer Freight Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 2001 Timberloch Place, Suite 500 The Woodlands, TX 77380

Item 2.

(a)	Name of Person Filing: ATW Opportunities Master Fund, L.P.* Freight Opportunities LLC* ATW Partners Opportunities Management, LLC* Antonio Ruiz-Gimenez* Kerry Propper*

(b)	Address of the Principal Office or, if none, residence 17 State Street, Suite 2130 New York, New York 10004

(c)

Citizenship

ATW Opportunities Master Fund, L.P. – Delaware

Freight Opportunities LLC – Delaware

ATW Partners Opportunities Management, LLC – Delaware

Antonio Ruiz-Gimenez – Spain

Kerry Propper – United States

(d)	Title of Class of Securities Ordinary Shares, par value $1.10

(e)	CUSIP Number G51413105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

ATW Opportunities Master Fund, L.P. – 231,395*

Freight Opportunities LLC – 231,395*

ATW Partners Opportunities Management, LLC – 231,395*

Antonio Ruiz-Gimenez – 231,395*

Kerry Propper – 231,395*

(b)	Percent of class: ATW Opportunities Master Fund, L.P. – 9.9%* Freight Opportunities LLC – 9.9%* ATW Partners Opportunities Management, LLC – 9.9%* Antonio Ruiz-Gimenez – 9.9%* Kerry Propper – 9.9%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote ATW Opportunities Master Fund, L.P. – 0 Freight Opportunities LLC – 0 ATW Partners Opportunities Management, LLC – 0 Antonio Ruiz-Gimenez – 0 Kerry Propper – 0

	(ii)	Shared power to vote or to direct the vote ATW Opportunities Master Fund, L.P. – 231,395* ATW Partners Opportunities Management, LLC – 231,395* Antonio Ruiz-Gimenez – 231,395* Kerry Propper – 231,395*

(iii)

Sole power to dispose or to direct the disposition of

ATW Opportunities Master Fund, L.P. – 0

Freight Opportunities LLC– 0

ATW Partners Opportunities Management, LLC – 0

Antonio Ruiz-Gimenez – 0

Kerry Propper – 0

(iv)

Shared power to dispose or to direct the disposition of

ATW Opportunities Master Fund II, L.P. – 231,395*

Freight Opportunities LLC– 231,395*

ATW Partners Opportunities Management, LLC – 231,395*

Antonio Ruiz-Gimenez – 231,395*

Kerry Propper – 231,395*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The ordinary shares (the “Shares”) reported herein represents Shares held directly by Freight Opportunities LLC (the “Holding Company”) and Shares the Holding Company can acquire through the exercise of preferred shares, warrants, and convertible debt. The Holding Company is wholly owned by the private fund, ATW Opportunities Master Fund, L.P. (the “Fund”). ATW Partners Opportunities Management, LLC serves as the investment manager to the Fund (the “Adviser”). Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”, and collectively with the Holding Company, Fund, and Adviser, the “Reporting Persons”). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company.

As of the date which requires this filing, the Holding Company held (i) 86,000 Shares; (ii) certain preferred shares; (iii) warrants; and (iv) convertible debt, each exercisable into Shares. Each of (i) - (iv) are subject to a blocker which prevents the Holding Company from exercising its warrants, preferred shares, and convertible debt to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Holding Company, together with its affiliates would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the “Blocker”). For the sake of clarity, the Manager also holds certain preferred shares.

As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer’s Form 20-F filed on May 9, 2024 that there were 2,191,924 Shares (par value, $1.10) outstanding as of December 31, 2023, plus the approximate total number of Shares that the Reporting Persons can acquire upon the exercise of warrants, preferred shares, and/or convertible notes subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest, if any, therein.

CUSIP No. G51413105

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

CUSIP No. G51413105

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2024

ATW Opportunities Master Fund, L.P.

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of the General Partner

Freight Opportunities LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of its Manager

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. G51413105

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the ordinary shares of Freight Technologies, Inc., together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: May 24, 2024

ATW Opportunities Master Fund, L.P.

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of the General Partner

Freight Opportunities LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member of its Manager

ATW Partners Opportunities Management, LLC

By:	/s/ Antonio Ruiz-Gimenez
Antonio Ruiz-Gimenez, Managing Member

Antonio Ruiz-Gimenez

By:	/s/ Antonio Ruiz-Gimenez
Individually

Kerry Propper

By:	/s/ Kerry Propper
Individually